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                                                                 Exhibit (a)(13)

                 PRESS RELEASE OF UNIONAMERICA DATED NOVEMBER 6, 1997


[LOGO]         Unionamerica Holdings plc
                                                            NEWS

FOR IMMEDIATE RELEASE
---------------------                   Contact:  James O'Brien
---------------------                             Broadgate Consultants, Inc.
                                                  (212) 232-2222


                   UNIONAMERICA HOLDINGS PLC ANNOUNCES ITS APPROVAL
                           OF THE EXCHANGE OFFER COMMENCED
                                BY MMI COMPANIES, INC.

                           -------------------------------

LONDON, ENGLAND, November 6, 1997 - Unionamerica Holdings plc (NYSE: UA) announced today that it has recommended that the holders of Unionamerica ADSs tender their ADSs in the exchange offer commenced by MMI Companies, Inc. (NYSE:
MMI). MMI announced today that the Registration Statement for the exchange offer has been declared effective by the Securities and Exchange Commission and that it was distributing exchange offer documents to Unionamerica securityholders. The exchange offer is being made pursuant to the previously announced Acquisition Agreement between Unionamerica and MMI dated June 25, 1997.

               Under the terms of MMI's exchange offer, which are set forth in the Offer to Exchange/Prospectus and the related Letter of Transmittal, holders of Unionamerica ADSs would receive 0.836 shares of MMI Common Stock for each ADS tendered in the offer. MMI is making the offer for all of Unionamerica's outstanding ADSs. MMI has received undertakings to accept the offer from selling stockholders representing 50.21% of Unionamerica's outstanding ADSs as of October 31, 1997.

               The Board of Directors of Unionamerica, as detailed in the
Schedule 14D-9 filed today with the Securities and Exchange Commission, has determined that the exchange offer is fair to, and in the best interests of, holders of Unionamerica ADSs and has recommended that the holders of Unionamerica ADSs exchange their ADSs pursuant to the terms of the exchange offer.

               Founded in 1971, Unionamerica's operating subsidiary, Unionamerica Insurance Company Limited, is a specialty casualty and property reinsurer and insurer operating in the London-based reinsurance and insurance markets. The company's core business is professional

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indemnity reinsurance (including malpractice reinsurance for groups of healthcare providers, lawyers, and other professionals), as well as casualty reinsurance and insurance for a variety of U.S. single industry and/or single state risks. The company has been granted accredited or trusteed reinsurer status in 46 U.S. states and jurisdictions, including New York, Texas, Illinois, and California, and additionally, is an approved or eligible excess and surplus lines insurer in 50 U.S. states and jurisdictions.

               MMI is an international healthcare risk management company with more than 20 years experience providing a wide range of products and services that help the healthcare industry enhance its performance and manage risks associated with the delivery of care. Through its operating subsidiaries, MMI provides strategic consulting services, clinical risk management and operational consulting services, and insurance and reinsurance products to the healthcare industry. In addition to its Deerfield headquarters, MMI has a network of offices throughout the United States and overseas.

The news release does not constitute an offer to exchange Unionamerica ADSs for MMI Common Stock. Such an offer may only be made pursuant to the Offer to Exchange/Prospectus and related Letter of Transmittal filed by MMI with, and declared effective by, the Securities and Exchange Commission.


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